OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Ovanova, Inc

5822 Waring Ave
Hollywood, CA 90038

www.ovanova.co

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares of Ovanova common stock ($107,000)

Minimum 10,000 shares of Ovanova common stock ($10,000)

Company	Ovanova, Inc.
Corporate Address	5822 Waring Ave, Hollywood, California 90038
Description of Business	We provide lead generation for the solar industry. We believe it's a first of its kind concept designed to redirect billions of dollars in solar marketing to organizations people love to support. A catalyst for the solar movement.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

From a practical standpoint we are currently a neutral, socially responsible, customer acquisition cost disrupting, lead generation company for the solar industry.

The way we currently earn money is the same as any other lead generation service. We create connections valued by an industry, and they pay us for them.

Our mission is to add as much value as possible to as many lives as possible, so we chose to create something to support the organizations and communities who already do this quite well. We are a free service non-profits, organizations, social causes and other groups or individual influencers can use to raise funds to fuel their missions by raising solar awareness within their community of supporters.

It is easier to think of us as a free service whose primary value and ability to spread is based on our ability to raise funds for non-profits and other causes in a socially responsible way, while simultaneously using education to wake people up to the potential of sustainable energy. In the future we could choose to partner with any industry whose mission aligns with ours.

Sales, Supply Chain, & Customer Base

Everything we produce, we can sell, have a contract to sell, and are contacted by other companies who want to buy what we can produce.

We have three entities we serve and create 'wins' for:

1. The organizations we serve. We create a win for organizations to raise funds without their supporters having to spend a dime. Additionally, we are a way for organizations to use their voice and influence to catalyze the solar energy movement and directly measure their environmental impact.

2. The supporters of those organizations. The solar partners we accept into our network have processes in place to eliminate the need for in-home sales visits, use transparent processes, are focused on educating people in a no-pressure way and use methods to find prices below market prices. In short, we make sure people have a simple, fun way to explore solar energy.

3. The solar industry. All industries pay for leads. Where those leads come from matters. A lead from a misleading click-bait ad is not the same as a lead from someone invited by someone they trust like a pastor, rabbi, Boy Scout troop leader, etc. to explore solar energy to support the organization. With a decent conversion ratio, which our early metrics show has a good likelihood, we will be able to reduce CAC significantly for any partners who join us or the networks of one of our solar education partners.

We also have the ability to onboard partners with other products and services which align with our mission. We are currently completing our partnership with a company which will allow us to expand our clean energy offering to renters and homeowners interested in community solar--but the model remains the same--give first and always support the communities whose relationships make any of this possible to begin with.

Competition

There have been similar analogs (sungevity.org and 'Sunraising' from Solar City, for instance) which showed organizations are willing to partner to raise funds by inviting their people to go solar.

All of these analogs had one or two moral hazards which we believe kept them from flourishing. We believe we have removed these because we started by listening to communities tell us what we had to create to inspire them to use our service rather than figuring out what the least we had to give them in order to convince them to accept it.

Any company who sells leads (TV, Radio, Internet, Google, Door-to-Door Sales, Google Project Sunroof, etc.) are our 'competitors' technically, but we believe that there are no other organizations currently doing what we're doing the way we are doing it.

Liabilities and Litigation

None.

The team

Officers and directors

Channing Porter	Co-Founder, CEO, Director
John Carey	Co-Founder, Director
Lester Crafton	Co-Founder, Director

Channing Porter
Born in Texas and raised in North Carolina and Virginia, Channing is a southern girl with a heart of exploration and discovery. While attending the University of Virginia, Channing chose to join the Southwestern Company, a summer sales and leadership program. She excelled in running her own business selling educational books and software to families across the country and taught others to do the same. After college, she backpacked through Europe and Southeast Asia, sold art on cruise ships, ran her own textbook buyback business, lived in the jungles of Cambodia, and was a producer for a boutique creative agency in New York City. She believes all of these unique experiences challenged her and led her to her current path. For the past three years, Channing’s pursuits have focused on renewable energy and teaching sales expertise to non-profits and social enterprises in the developing world. In 2014, she chose to move to California and become an Energy Advisor with Vision Solar. Throughout her time in the solar industry, she has also maintained a position as a Sales Consultant with Whitten and Roy Partnership since April 2013. This work has taken her to Cambodia, Ethiopia, Kenya, and Honduras where she has built sales strategies and tools, led sales trainings, and coached sales managers for organizations that take business marketing approaches to solving poverty issues by selling life saving products in sanitation, hygiene, clean energy, and clean water. This experience also opened her heart to service and her eyes to how a for-profit business could make a more sustainable impact in areas traditionally reserved for non-profits. She loves to sing to Hamilton as loud as she can in her car and believes in sustainably buying clothes from thrift stores. According to the Gallup StrengthsFinder test, these are Channing's top five strengths: 1. Input 2. Connectedness 3. Empathy 4. Restorative 5.

Adaptability

John Carey
John Carey was born in Amsterdam Memorial Hospital on October 23, 1986. He has been an entrepreneur since childhood. In elementary school, he drew comics and sold them to classmates. In middle school he cut lawns. And In high school he did mechanic work, tree work, and installed car audio systems in classmates' cars after school. In 2005 John went to North Carolina State University to study electrical engineering. Before the school year ended he was recruited to work with The Southwestern Advantage Summer Sales and Leadership program. He worked with this organization for the next 8 years recruiting, training, and leading young people. He was a top salesperson and leader and became a District Sales Manager after 4 years. He transitioned to a Family Heritage Life Insurance Company of America, a Southwestern Sister Company from March 2013 until retiring in March 2016 to develop Ovanova. While at Family Heritage, John retained the same title and responsibilities he had while working with Southwestern. He was a salesperson and a leader of sales people. He built a business for 3 years part time while learning the solar industry and building Ovanova. His past 2 years have been invested creating the possibility of Ovanova. John is also a yoga Instructor and vegan chef for fun. According to the Gallup StrengthsFinder test, these are John's top five strengths: 1. Futuristic 2. Activator 3. Intellection 4. Responsibility 5. Command

Lester Crafton
Lester is originally a farm kid from Tennessee. Beginning his freshman year, he paid for college at UNC-Chapel Hill by selling books door-to-door during his summer breaks. He worked with the Southwestern Company for eighteen years and ended his career there as a Director of Sales. From the summer of 1996 until the end of the summer of 2014, he recruited, trained, mentored and led thousands of young people from campuses across the country in Southwestern's sales and leadership development program. After finishing up his career there, he joined Vision Solar as a Regional division leader where he learned first hand about the lead-gen challenges facing the solar industry and the industry's internal beliefs and practices which exacerbate this problem. After working with Vision from August-December of 2014, he was one of the founding members of Renew, from March 2015 until just before the time Renew's major solar partner, SunEdison, went bankrupt. After this experience, he and his partners started Ovanova in the fall of 2015. To see what people have thought about their experience working with him throughout the years, check out his linkedin referrals. According to the Gallup StrengthsFinder test, these are his top five strengths: 1. Strategic 2. Achiever 3. Connectedness 4. Ideation 5. Learner He also feels weird writing bios about himself in third person.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **These business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that Ovanova has priced the services at a level that allows the company to make a profit and still attract business other than our early tests show.
- **Quickly evolving industry** The solar industry is growing by leaps and bounds. That benefits us because of the way we are positioned currently, but a massive breakthrough in solar energy could make the product so unbelievably inexpensive that people are lined up to buy it from Wal-Mart or Amazon, making our service needless. We welcome this type of potential breakthrough because of what it means for life on earth and are looking for investors who would welcome this as well.
- **No exponential adoption** An exponential curve and a very-slowly increasing linear line look very similar for a long period of time. It seems self-evident that once a school or organization realizes they can easily raise thousands to hundreds of thousands of dollars by inviting their supporters to explore solar energy, and enough people have done it to make it 'safe', more and more organizations will want to use the service (exponential curve). We could be wrong about this, but we're already seeing early signs of exponential growth.
- **New Energy Technology that makes more sense than solar** If John Galt and Nikola Tesla's secret great-great lovechild is out there somewhere perfecting zero-point energy and something even better than energy falling from the sky for free is invented, and we don't adapt our model quickly enough to offer this new product to the people who already trust us fast enough, our service could be derailed.
- **Lack of Installers** We could support the world going solar so quickly that there becomes a glut of potential solar customers compared to available installers creating a short-term price hold up in the mass adoption of solar. We have strategies in place to address this scenario, and it is a risk, but the value in being able to create a 'glut' of solar customers comes with the abundance necessary to solve issues like these.
- **Adjustment of incentives** We are what one of our first collaborators, Earth Rights Institute and Green Party co-founder Annie Goeke dubbed a 'co-profit.' We are technically a for profit company, and if we serve enough people well enough we will earn a lot of profit, but we aren't doing this 'for profit' which is why we're committed to always sharing at least 50% of whatever we earn with the organizations who make our service possible. We only profit when others do. We believe unless everyone wins, nobody wins. We are the the connection point between the for-profit solar industry and non-profit community builders. As we grow and expand to different states, market conditions may necessitate our lowering the incentives to community organizations, but we have mitigate this risk as much as possible by beginning by accepting very low margins for ourselves instead of begrudgingly 'going there' when we 'had to' in order to 'survive.'
- **Future Lawsuits** Although all of the contracts with our partners in the solar

industry indemnify us from any future legal problems from the time they make contact with the person and all future contacts, we can't control our being listed as a party to a lawsuit. Some events which could lead to someone choosing to sue one of our partners and including us as a party include, but are not limited to: roof damage, property theft, injury to installer, equipment failure, connectivity issues, tax liability issues, financing issues, and issues arising from attempting to sell property where the solar equipment is installed.

- **Copycats** In theory our model isn't that difficult to duplicate. In practice it may prove as difficult as another shoe company copying the Tom's model once people know what we do. It's also difficult to understand why we will and won't do some of the things we'll do in our future. An organization attempting to copy the model to copy the results we believe we'll e able to create aren't likely to produce them. In the case our model is copied successfully, it may be a 'risk' for making money from this, but it will be a win for our mission because it will help the world go solar faster.
- **Trust** Our model works because of activating trust networks. Engaging people through these networks makes the 'standard' for our business practices much higher than simply being legal or what we can get away with. Losing trust from the trust networks, even if we 'didn't do anything wrong' would impede our ability to do business abundantly.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Channing Porter, 20.0% ownership, Common Stock
- John Carey, 20.0% ownership, Common Stock
- Lester Crafton, 20.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,822,500

Voting Rights

Each share of Common Stock is entitled to a single vote per share.

Dividend Rights

*S*hares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future as we grow, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of common or preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Ovanova Common Stock, you will be able to vote at times, but will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares.

In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company and your investment may increase. You will own a smaller piece of a larger company.

This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

We do anticipate another, larger fundraising round soon after this one, but don't currently anticipate much, if any dilution for that round bc of the way we structured ownership from the beginning.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

As a company with an operating history, below is why we believe historical performance is not an accurate indicator of future results.

So far our results have been low because we have been in the creation and small scale testing phase of operations, and we are now ready to begin scaling which is why we are raising funds.

We are starting with this small round of funding for family, friends and people who find us and believe in our mission now, and plan a second round to really ramp up operations and automate processes once the results from our first large scale partnerships. This initial round will allow us to service these large accounts, adapt based on feedback, and gain a large enough data set to properly value the company before raising the second, likely more valuable round.

Here are some more specifics:

We've already raised over $4,000 for various organizations.

1. We haven't actively sought organizations to use our service until very recently. Within the last week, we've had three significant partnerships emerge with large non-profits. These partnerships will yield other possible partnerships when successfully completed as well as income for Ovanova each time a supporter of their completes the solar exploration process.

2. Snowball. With our service one of the biggest challenges to overcome is the previous reputation of the industry combined with the, 'this is too good to be true' aspect of it. By having real results with well-respected partners like amazonwatch.org and KPFK.org coming soon, this opens the door for other partners to come on board because the initial partners made it safe. We know this pattern from our background in sales and sales leadership and organizational development.

3. With the resources from this round, we anticipate raising a much larger round almost immediately. This will allow us to solve what we believe to be our biggest weakness--full time programmers to implement feedback and make the process simpler, more automated, and transparent in each step. We believe we can do this without significant share dilution, but that depends on what the results are with these larger partnerships coming on board.

All of these things will allow for various ways for people to contribute. It has been our experience so far that people want to help when they really understand what we're up to. Significant funding will allow us to free many of the talented people who want to contribute to be able to do so.

Financial Milestones

Our biggest financial milestone occurred in April 2016 when we made our first donation. We had two moms support their children's school by exploring solar. One mom adopted solar.

The $700 we brought to that school was our biggest original financial milestone, because it showed us the model was possible and the service was something people we had no direct relationship with were willing to use.

Other important financial milestones:

We've already raised over $4,000 for various organization during our testing and slowly learning phase.

When the price of solar drops below traditional energy prices in any state or country where financing options and net metering laws exist aligned with Ovanova's mission we will move into those states, opening up more possibility.

A month ago we formed a partnership allowing renters in all fifty states to use a slightly different version of our service.

Liquidity and Capital Resources

Currently, the company is funded based on contributions from four major shareholders, who may continue to contribute on a regular basis as needed.

We are raising this money to grow the business via strategic partnerships and connections.

Other contemplated sources of liquidity include:

- $10,000 Credit Line
- Personal Liquidity of Co-Founders
- Additional crowdfunding campaigns
- Any capital source available to the Company as deemed necessary by the management on a good faith basis.

Indebtedness

The company has less than $5000 in credit card debt from operating expenses. The terms on this are no interest and no payments until January 15th, 2018. This credit line ($10,000 total) was issued by Visa and WellsFargo. The company has no long-term debt.

Recent offerings of securities

None

Valuation

$8,822,500.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$107,000	$10,000
Less: Offering Expenses		
StartEngine Fees (5% total		$535

fee)	$5350	
Escrow Fees	$1000	$100
Professional Fees	$250	$25
Net Proceeds	$100,400	$9,340
Use of Net Proceeds:		
Working Capital	$80,400	$8000
Marketing	$12,500	$1340
Money for accountants for next fundraising round	$7,500	0
Total Use of Net Proceeds	$100,400	$9,340

We plan to raise $107,000 in this round. We already have large partners, like Amazon Watch and a Los Angeles Public Radio Station excited to use our service.

Making sure these partners have an exceptional experience over the next few months and being responsive to their feedback to improve our service and the service of our partners in the solar industry will allow exponential growth to happen.

The three founders have used our personal funds for the last two years. We've now reached a point where working full time on the project to ensure the organizations using it have an exceptional experience is what we feel is in the best interest of Ovanova.

Our unique experience in sales, leadership and organizational development will enable us to hear, understand, and apply the feedback we receive in the next five months.

$15,000 per month for the next five months in working capital will be used to free the partners to work full time on the project, travel to meetings, and create new tools to expedite the onboarding and follow up processes.

We already have our technology built, so although we are pre-revenue and large scale results, we don't need significant technological investment until we raise a large round (or use the revenue coming in from the big partners who are currently on board) to move all of our technological processes into alignment with what we refer to as

'SAT'--Simple, Automated, Transparent. Until we have larger data sets and have incorporated feedback, any money spent on significant tech upgrades we feel would be wasted.

The rest of the money we are raising will allow for testing different methods of community outreach.

We already have a way built into our revenue model to generously reward individuals who are willing to connect community organizations with our service, so we don't need funds for that.

We also don't need the money we'll be giving away to organizations. That comes from our contracts with the solar industry--the ability to access these funds is at the core of our business model.

From the experience we've gained so far, having the cash available to immediately reward the organizations when donations are triggered increases the buy-in of those organizations and their willingness to spread the word. We intend to use the funds we raise for this purpose.

We do need time for the founders to train our 'connectors', including the new ones who will be coming on board after they invest with us.

We plan to use the rest of the funds to enable the creative friends we've made in Hollywood to use some of their time helping us tell the story of this movement via video and social media content. This is what the marketing budget is for. We are lucky to have great friends willing to support us, so we can do a lot more with a lot less than most organizations because people believe in our mission.

The remaining money will allow us to meet the regulatory funding round requirements where we will raise $1-5M (depending on what we learn and the revenue we produce) by early next year to create a more robust, massively scalable platform and invest in the marketing channels we find to be most effective from our experience over the next five months as well as hiring the people with the most expertise in executing the strategies we choose.

Irregular Use of Proceeds

The Company does not anticipate incurring any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the section labeled 'transparency'. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ovanova, Inc

[See attached]

I, Channing Porter, the CEO of Ovanova, Inc. , hereby certify that the financial statements of Ovanova, Inc. and notes thereto for the periods ending 12/31/2015 and 12/31/2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $2350 taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8/18/2017 (Date of Execution).

Channing Porter (Signature)

Chief Executive Officer

8/18/2017 Date

Ovanova
Balance Sheet
As of December 31, 2015

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash on Hand		0.00
Total Bank Accounts	**$**	**0.00**
Total Current Assets	**$**	**0.00**
TOTAL ASSETS	**$**	**0.00**
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Owner's Investment (deleted)		3,744.39
Retained Earnings		-3,744.39
Total Equity	**$**	**0.00**
TOTAL LIABILITIES AND EQUITY	**$**	**0.00**

Ovanova
Balance Sheet
As of December 31, 2016

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash on Hand		-1,262.40
Checking		2,661.69
Total Bank Accounts	$	1,399.29
Total Current Assets	$	1,399.29
TOTAL ASSETS	$	1,399.29
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Owner's Investment		3,744.39
Retained Earnings		-2,345.10
Total Equity	$	1,399.29
TOTAL LIABILITIES AND EQUITY	$	1,399.29

Ovanova
Profit and Loss
January - December 2015

		Total
Income		
Total Income		
Gross Profit	**$**	**0.00**
Expenses		
Advertising & Marketing		1,124.00
Legal & Professional Services		777.09
Office Supplies & Software		653.30
Other Business Expenses		104.00
Salaries & Wages		300.00
Taxes & Licenses		651.00
Travel		135.00
Total Expenses	**$**	**3,744.39**
Net Operating Income	**-$**	**3,744.39**
Net Income	**-$**	**3,744.39**

Ovanova
Profit and Loss
January - December 2016

	Total
Income	
Sales	2,350.00
Total Income	**$ 2,350.00**
Gross Profit	**$ 2,350.00**
Expenses	
Advertising & Marketing	925.00
Ask My Accountant	-3,811.00
Bank Charges & Fees	194.50
Office Supplies & Software	2,535.79
Other Business Expenses	37.08
Taxes & Licenses	1,069.34
Total Expenses	**$ 950.71**
Net Operating Income	**$ 1,399.29**
Net Income	**$ 1,399.29**

Statement of Changes of Equity

There were no changes in equity during the fiscal years ended on 12/31/2015 or 12/31/2016.

Ovanova
Statement of Cash Flows
January - December, 2015

		Total
OPERATING ACTIVITIES		
Net Income		-1,321.73
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	**-$**	**1,321.73**
FINANCING ACTIVITIES		
Owner's Investment (deleted)		3,744.39
Net cash provided by financing activities	**$**	**3,744.39**
Net cash increase for period	**$**	**2,422.66**
Cash at end of period	**$**	**2,422.66**

Ovanova
Statement of Cash Flows
January - December 2016

		Total
OPERATING ACTIVITIES		
Net Income		1,399.29
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	**$**	**1,399.29**
Net cash increase for period	**$**	**1,399.29**
Cash at beginning of period		0.00
Cash at end of period	**$**	**1,399.29**

Ovanova, Inc. Notes to the Cosnsolidated Financial Statements (unaudited)

Note 1—Business and Nature of Operations

Ovanova, Inc (hereafter 'Ovanova') was formed on August 11, 2015 and incorporated on Septemember 2, 2015 in the State of Delaware as a C-Corporation. Ovanova has no subsidiaries.

Through Ovanova's online portal (ovanova.co) we collect information about homeowners who are willing to learn about solar energy in order to support organizations and causes they care about. We then sell this information to vetted partners in the solar industry who are willing to provide the service we require and pay what we charge per connection. We then share this money with the organization whose invitation to explore solar to its supporters created the lead. What we have left over is the profit.

Note 2—Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Lev-el 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Lev-el 2	- Include other inputs that are directly or indirectly observable in the market-place.
Lev-el 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Solar companies when we generate leads for them which become solar quotes and when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Note 3—Debt

As of 12/31/2016 the company had no outstanding debts.

Note 4—Stockholder’s Equity

As of December 31, 2016, Ovanova has yet to elect the distribution of existing stock.

There is a single class of Common Stock 100,000,000 million shares authorized (par value $.0001).

Note 5 — Subsequent Events

On July 7, 2017, the company issued 8,822,500 shares of common stock out of 100,000,000 authorized shares.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Ovanova is pending **StartEngine Approval.**

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Ovanova

Clean Marketing for Clean Energy

Small OPO · Hollywood, CA · Environment
Accepting International Investment

Clean Marketing for Clean Energy

'This (clean energy) Revolution is going to come from the people.' --Elon Musk

Ovanova was created by a few friends connected through a strange series of events spanning decades.

During our journey we met a lot of real human beings and learned to support them in reaching their goals.

We believe listening creates the possibility of solving 'impossible' problems.

We listened to solar companies.

We listened to homeowners.

We listened to leaders of causes, communities, and organizations.





In the states below, supporters can raise $100 for the organization of their choice, just by receiving a solar proposal for their property.
California
Connecticut
Illinois
Maryland
Massachusetts
Minnesota
New Jersey
New York
Oregon
Rhode Island
South Carolina
Washington state
Washington DC.
In any state, these programs are available:
Sign up to have half your energy replaced by renewable sources
-Free to supporter, generates $5 donation for organization
Sign up to have all your energy replaced by renewable sources
-Costs supporter $.015/kWh, generates $50 donation for organization
Sign up to use community solar where it's available
-Cost to supporter varies, Ovanova donates 80% of what we earn to organization

We combined what those three groups shared with us about what mattered to them and created Ovanova to support them in reaching their goals.

Ovanova is a free service that organizations and causes use to raise funds by raising solar awareness within their community of supporters.

We believe when nobody cares who gets the credit, there's no limit to what can be accomplished.

Our mission is to add as much value as possible to as many lives as possible.

With love,

The Ovanova Team

Investment

Invest in Ovanova

$1 / share of Common Stock | Minimum $25 investment.
When you invest, you are betting the company's future value will exceed $8.9M.

Or you're saying you love to support great causes and don't care about your return.

Or you're saying you believe Ovanova is both and you want to not only support the team, but be a part of it and join the movement.

This isn't a donation, you will actually own real stock in Ovanova, a real company.

People seem to like things that are simple, transparent, and perform an obvious social good.

In a world of #activism, Ovanova's technology makes raising funds for causes as simple as a social media share.

We earn money when we give money away. Magic.

For those of you who don't yet believe in magic, here are some numbers about how Ovanova earns money. From just our current partnership agreements, Ovanova earns from $2.50 to $125 each time we give away $5 to $600 to organizations when one of their supporters uses our service to explore and/or adopt renewable energy.

Our focus is on giving away as much as we can to trust-leaders in order to spread awareness of solar energy's potential as quickly as possible while creating 'Wow!' experiences for their supporters.

From a "boring business standpoint", we are a potentially cost-disruptive, socially responsible lead generation company for the entities within the solar industry who have created the most transparent, simple, service-oriented methods for people to explore solar energy.

From a dollars and cents perspective, we feel our valuation is very fair given that companies who found ways to connect people interested in going solar with the solar industry have historically been quite valuable.

Our mission is to add as much value as possible to as many lives as possible.

What We've Accomplished So Far

AMERICAN SOLAR ENERGY SOCIETY The power of community

U.S. DEPARTMENT OF ENERGY SOLAR DECATHLON

- We have bootstrapped until we had the results we needed to be able to feel great about asking our friends, family and fans to invest.
- We've built a scalable platform, website, and database without incurring company debt or taking on outside investment.
- We have been invited to speak in Denver at October's Solar Decathlon on a panel with the executive director of the American Solar Energy Society.
- We have partnerships with organizations in the solar industry aligned with the simple, transparent, no-pressure, education-based methods who also provide the marketing dollars to make this possible.
- We have a large and well-respected environmental/human rights non-profit and an LA-based public radio station (with several sister stations waiting to see how it works out) who just launched their campaigns.
- We have formed relationships with high-level influencers and are generating celebrity interest in our service.
- The data from the small testing rounds show this what we believe to be first of its kind business model is viable and potentially exponential.
- We have recently gained the ability to serve renters in all 50 states through our current relationship with Arcadia Power.

Unleashing the Power of the Sun to Create Funds for Causes People Care About



'A business absolutely devoted to service will have only one worry about profits. They will be embarrassingly large.' --Henry Ford

We see ourselves as servants.

Where many may see numbers, we see real people.

Our path allowed all three founders of Ovanova to meet countless thousands of families across America. We've sat on the living room floors, around the kitchen tables, and on the front porches of real people. Back in college, we all used our summer breaks to knock on doors eighty hours a week and sell educational books to pay for college while training and leading other students working in the same program.

Many strangers have been kind to us for no reason at all for a long time, and Ovanova is our way of saying thank you for the kindness.

The sun shines on all of us. Like the Sun, we believe in radical inclusivity and invite any organization, cause, initiative, endeavor, or group of humans to register and use our free service to raise funds by raising solar awareness.

So far we've been able to support a school, a church, a few different non-profits, a political campaign, a baby shower, a Burning Man group, a Youth Baseball Team, and a musical career. This list will soon expand to a public radio station, a fantasy football league, and funding for a movie project.

Here's what people are saying about their experience:

"Wonderful company. They do what they say. Our school Westchester Seconday Charter School has already received the benefits both financially and product-wise. One of our board members is thrilled by their new solar panels. Thank you Ovanova." - Judith F., Westchester Secondary Charter School, CA

"Thanks Ovanova for making this such a painless process. I learned a lot about solar energy production and the subsidies that my state offers for converting to solar. In the end, the benefits did not necessarily outweigh the costs in my particular state, but never once did I have a sales person try to pressure me and sell me on it. It was purely educational. Glad I took the time to learn about solar with Ovanova." - M. Skalka, NC test user.

"Using Ovanova to raise money for our organization has been a refreshing experience.

It was easy for me to get information on going solar without the stress. Instead of dealing with a pushy salesman trying to close a deal, I was contacted by a customer service agent who collected information one time and supplied me with three proposals I could compare and choose from.

This made me feel more in control while saving me time and hassle. I know I will get the best installation because of your partner's contractor vetting process and I know I will get the best quotes out there because of the bidding process the contractors do to get my business.

The customer service agent was polite, treated me with respect, made sure I knew what to expect, and made sure all my questions were answered without trying to sway my decision. She also emailed me a few times after our initial call to update me and to be sure I knew what was happening with the process.

I will definitely recommend this service. The bonus is that no matter what I decide- to go solar or not, an organization I care about will benefit just from my finding out what solar might look like for me."--Raechel K., California

---

How Our Process Works


OUR PROCESS
Here's how it works.
REGISTER YOUR ORGANIZATION
ovanova
INVITE YOUR SUPPORTERS
SUPPORTER EXPLORES SOLAR
*This is a short phone call from one of our solar education partners.
SUPPORTER RECEIVES QUOTE
COMMUNITY ORGANIZATION RECEIVES $100
100.00
FIND BEST VALUE INSTALLER
SUPPORTER DECIDES
GO SOLAR!
COMMUNITY ORGANIZATION RECEIVES ADDITIONAL $500

When an organization registers, we create a link, like this one. Using their own words in campaigns like the ones below, they invite their supporters to support them by exploring solar energy.



Take a brief phone call and receive a custom solar proposal by email, and Amazon Watch will receive a $100 donation!

We can raise $50,000 to install solar energy systems in indigenous communities in the Amazon if only 500 of our supporters take ten minutes to participate in this campaign. Amazon Watch, will you help?

Fill out a quick form and you will receive a brief phone call explaining the options for going solar in your neighborhood, and **whether you go solar or not, we will receive a $100 donation for our work in the Amazon** when you receive a quote by email. And if you decide to go solar after finding out what you can save, we will receive an additional $500. Your personal information will only be shared with one solar education partner who serves your area, and you'll only be called once.

TURN TEN MINUTES INTO $100 FOR THE AMAZON!

Confronting climate change is one of the most vital issues of our time. It will take both individual and collective action to move past the fossil fuel age and learn to live in way that respects the environment and furthers climate justice.

Julian Borrego with Lester Crafton.
July 27 at 7:48pm

Hello Homeowners! Gofundme!? No thanks, I found this awesome organization where you can support my music, AND learn about solar energy, all for free! It's quite amazing, and I'm grateful for my friend Lester Crafton for circuiting and inviting me to use this win win platform, and to all of you homeowners who take 15 minutes to help support my music AND learn about the renewable energy and the solar era future! 😃

ovanova

Ovanova
I'm raising funds for Julian Borrego Music by exploring solar energy. Join me, it's quick and easy.
OVANOVA.CO

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John Maurice Carey, Channing Porter and 11 others

4 shares

Here's an Example of a Creative Marketing Alliance We Are Forming, and That Your Investment Will Support:



Lita Ford
@litaofficial

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Create a Page

Liked · Following · Share · ...

Lita Ford added a new photo to the album: World Tour — at Sycuan Casino.
September 9 at 12:30pm

Close My Eyes Forever.... from our last show in El Cajon CA. Before we started the song, fans in the audience got out their cell phones and helped me support a life-saving organization called the Polaris National Human Trafficking Hotline. You can help too! It saves lives and it costs you nothing. Simply follow this link below; enter your email address & the ovanova company will donate money to Polaris in your name.
www.SparkRise.com/Lita2



Like Comment Share

Joe Bikeler, Stephen Hughes and 708 others — Top Comments

43 shares

That's why Amazon Watch supports our indigenous allies in the Amazon to embrace clean renewable energy, and it's why we promote actions all of our supporters can take. Today, we're sharing this **awesome opportunity for our supporters – including you – to go solar while directly supporting indigenous communities doing the same thing.**

Please take ten minutes to learn about your options for solar energy and to support our work in the Amazon!

Share Tweet Email

ABOUT THIS EMAIL

You are receiving this email because you signed up for our newsletter and periodic updates via the Amazon Watch website, one of our campaign sites or online actions, or in person at an event.

Our mailing address is:

Amazon Watch
2201 Broadway, Suite 508
Oakland, CA 94612

Copyright © 2017 Amazon Watch

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Hyping the Threat from North Korea?

The United States Has 6, 800 Nuclear Warheads ~ North Korea reportedly has 4. What are some of the real reasons behind the sabre rattling? See the stories from some of KPFK's contributing programs below.



An Illustration of War:
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CAPABILITIES
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Thinking of going Solar?
Get a free assesment now & KPFK gets a donation!

Would you like to reduce your energy costs, help the environment while at the same time supporting KPFK? Click here for info now!

KPFK'S EVERYBODY WINS WITH SOLAR CAMPAIGN

All hands on deck! We are launching KPFK'S EVERYBODY WINS WITH SOLAR campaign! With the imminent threat of climate change and the absolute lack of leadership from Trump, the station is bringing solutions to the Grassroots.
As a homeowner if you take just a few minutes to take a picture of your power bill and a brief phone call to see how much money you can save with the sun, **a $100 donation will be generated for the station**; whether you go solar not!
If you do decide to switch to renewables and get away from fossil fuels, **the station will get another $500** to help shorten the next fun drive.
Not a homeowner? Don't worry, you can help too!

Just log into HTTP://WWW.KPFKSOLAR.ORG and follow the simple prompts.
Together we can all help save the planet while supporting KPFK

Combining Clean Energy and Cause Marketing

'No problem can be solved from the same level of consciousness that created it.' --Albert Einstein

Significant Market Finding

We believe the customer acquisition cost in solar is completely out of line with the value that adopting solar energy represents to home, building and property owners.

You no longer have to be wealthy to go solar--energy created by sunlight is now a less expensive option than old fashioned energy in many places. By driving down soft costs, it will be less expensive in many more.

One of the reasons we started in the states where we are is because people are losing money by not going solar. We're not asking community organizations to sell solar panels to their supporters, we're asking them to invite their supporters to explore what they could save by going solar. It's more like a community service announcement.

It's now possible for a person to go solar for zero down and finance to own their system, all for a monthly payment less than their current energy bill.

And no matter how much of an environmentalist you may or may not be, it's just kinda cool to know that your phone is charged by energy no human had to work to make that day.

Knowing these things about solar, we believed people would be lined up outside of solar company offices, for the chance to save money by going solar, but instead the solar industry is spending $3,000 per person who adopts solar energy.

Our personal research shows some companies are spending in excess of $5,000 per person who goes solar.

This money is being spent on lead generation channels like advertising on billboards, radio, television, click ads, or high sales commissions for direct salespeople.

We thought it made more sense to give that money to causes, so we created Ovanova.

As difficult as it may be to believe, even after accounting for the money we're giving away, if only one in twenty people go solar, this service is financially viable in current market conditions.

Our early data shows we have potential to massively exceed that mark.

The solar industry wins and is willing to use our service because it is a less expensive way for them to connect with potential customers. Reducing what they call 'soft costs.'

As this report states, the biggest cost-decline opportunity in the solar industry exists in soft costs.

That is exactly what we are addressing.

From Greentech Media Research on Solar Trends:



Cost of Customer Acquisition
$0.49/W ≈ 10% of average system costs
$2,940/customer (6 kW system)
Most variable cost = lead generation
Market-Wide Sources of Customers, 2013
Purchased Leads 9%
Bidding Platforms 1%
Direct-Response Marketing 15%
Referrals 50%
Door to Door 10%
Channel Partners/ Events 15%
Source: GTM Research
GTM RESEARCH
11

Trend #2: A Focus on Customer Acquisition Costs

Reducing soft costs such as permitting and interconnection requires rule changes, government support, and lobbying. Labor costs are not specific to solar. But there are aggressive moves underway by residential solar companies to tackle and tame the cost of customer acquisition.

Customer acquisition currently costs about 49 cents per watt (about 10 percent or $3,000 per customer) for a typical 5-kilowatt residential solar system. We've covered the recent flurry of acquisitions in the field: Solar Universe's acquisition of Gen110, and SolarCity's acquisition of Paramount, for example. Litvak suggested that the universe of solar lead generation will grow to include channel partnerships with car companies like Honda, Tesla, Nissan and Ford, as well as with utilities and cable companies. Ovanova is expanding this universe to community organizations like churches and schools people trust and support.

Cause Marketing



In this era of social responsibility, "Cause marketing" is now the norm. Customers who visit your website and see your advertising want to know that you share their desire to make the world a better place by supporting an important cause.

If your business or brand doesn't stand for a cause, consumers may turn to your competitors. The number of consumers who say they would switch from one brand to another if the other brand were associated with a good cause has climbed to 87 percent.

The challenge is to make your socially responsible efforts a winning proposition for the nonprofit group you support, the community and your business.

Cause Marketing isn't just for national brands and charities. WebIXI has been connecting local businesses and nonprofits for years; creating sustainable, mutually beneficial relationships.

Trust always reduces customer acquisition cost in any industry. Ovanova is built on a foundation of giving and trusting, not profit-maximization and branding.

We create connections via trust-networks which an emerging, exponentially-growing, potentially multi-trillion dollar industry wants, and we do it in a heart-touching, socially responsible, cost-disruptive way.

Societal transformation always come from grassroots--the organizations in communities who serve people. Those are the organizations we serve.

What Differentiates Ovanova From 'Competitors' Besides Its Purpose and Mission?

First of all, we don't see any organization working in solar energy as a competitor. Everyone has their own way of doing things, and people respond to incentives and methods differently. Some people enjoy having someone knock on their door and sit at the table with them to talk solar because it's where they feel most comfortable.

Some people enjoy haggling and negotiating personally for the best price instead of having it done for them.

Even after being fully educated, some people prefer to go solar via a lease instead of choosing ownership for unique and peculiar reasons we'll never understand, but to each his or her own.

We don't claim to know what's right for everyone, and choose to not disparage our 'cousins' in the solar industry whose methods may not be ones we'd use, but may be exactly what someone needs to experience in order to adopt solar energy.

There are over 100,000,000 housing units in the U.S. not including office, commercial buildings, apartments, etc. There is plenty of room for everyone.

With that said, this is our eight page deep-dive analysis of tangible distinctions between Ovanova and some of the companies and programs people may think of as 'competitors.' We're including it because we're aware entrepreneurs who generally claim to 'have no competition' are in actuality admitting to 'having no understanding of the marketplace.'

So with all that said, what differentiates Ovanova from 'competitors' besides its purpose and mission?

Nothing. Everything that seems different about our service stems from our sense of purpose and dedication to our mission. If you like supporting mission-driven companies, we invite you to join the movement.

With Love,

The Ovanova Team

Friends on a Mission From Day One


LESTER Crafton
To: john carey, Channing Porter
Hello Friends
August 27, 2015 at 8:41 PM

Dear Channing and John,

This is our first company email. I want you to both know that no matter what happens moving forward, the last month has restored my belief in possibility and without both of you and your contributions I'm not here. I love you both deeply; of all the people I spent my life meeting, you were the two who answered the call and were willing to move forward without proof. As long as we focus on how we can add more value to the lives of more people while staying true to our mission (to be the catalyst for forming the relationships necessary to move humanity forward towards a period of peace and abundance--or something like that) there is no problem we won't be able to solve. The bigger the problem, the greater the opportunity.

Here are the three quotes for our current website iteration you asked about John (although I don't think you need them currently):

This isn't one of the quotes, but pretty much sums up the need for abundant energy (the berry talk):

Non-violence leads to the highest ethics, which is the goal of all evolution. Until we stop harming all other living beings, we are still savages.

Thomas A. Edison

Now here are the quotes:

We Listen:

I never perfected an invention that I did not think about in terms of the service it might give others... I find out what the world needs, then I proceed to invent....

We Connect:

"What we now want is closer contact and better understanding between individuals and communities all over the earth, and the elimination of egoism and pride which is always prone to plunge the world into primeval barbarism and strife... Peace can only come as a natural consequence of universal enlightenment..."
— Nikola Tesla

Really just the part before the "and" and like this:
"What we now want is closer contact and better understanding between individuals and communities all over the earth..."

We Share

"It ain't no fun if the homies can't have none"--Snoop Dogg

March 2005 — May 2006

The Founders Meet

We've known each other for a while.

August 2015

A pact is made.

John, Channing and Lester realize this is possible, agree to never sue each other, fill out the paperwork and seal their pact with a kiss to a triple-handshake in Elderberries Cafe on Sunset Ave.

November 2015



A screenshot from our first website

What kind of company quotes Snoop on their website? We had a lot to learn, and still do, but we were having fun doing it, and we still are.

September 2015 - Present



Bootstrapping and learning

We chose to bootstrap instead of raise money early for three reasons: 1. We wanted to go slowly and listen well. 2. We wanted autonomy to create. 3. We wanted to see it work before seeking funding.

July 2017



Start Engine Fundraising Rounds Begins

In order to accelerate their ability to share their creation and find mission-aligned supporters, the founders raise funds on Start Engine

October 2017

AMERICAN SOLAR ENERGY SOCIETY

Solar 101

We will be presenting on behalf American Solar Energy Society alongside its executive director, Carly Rixham. (ANTICIPATED)

In the Press

SHOW MORE

Meet the Founders



Channing Porter

Co-Founder, CEO, Director

Born in Texas and raised in North Carolina and Virginia, Channing is a southern girl with a heart of exploration and discovery. While attending the University of Virginia, Channing chose to join the Southwestern Company, a summer sales and leadership program. She excelled in running her own business selling educational books and software to families across the country and taught others to do the same. After college, she backpacked through Europe and Southeast Asia, sold art on cruise ships, ran her own textbook buyback business, lived in the jungles of Cambodia, and was a producer for a boutique creative agency in New York City. She believes all of these unique experiences challenged her and led her to her current path. For the past three years, Channing's pursuits have focused on renewable energy and teaching sales expertise to non-profits and social enterprises in the developing world. In 2014, she chose to move to California and become an Energy Advisor with Vision Solar. Throughout her time in the solar industry, she has also maintained a position as a Sales Consultant with Whitten and Roy Partnership since April 2013. This work has taken her to Cambodia, Ethiopia, Kenya, and Honduras where she has built sales strategies and tools, led sales trainings, and coached sales managers for organizations that take business marketing approaches to solving poverty issues by selling life saving products in sanitation, hygiene, clean energy, and clean water. This experience also opened her heart to service and her eyes to how a for-profit business could make a more sustainable impact in areas traditionally reserved for non-profits. She loves to sing to Hamilton as loud as she can in her car and believes in sustainably buying clothes from thrift stores. According to the Gallup StrengthsFinder test, these are Channing's top five strengths: 1. Input 2. Connectedness 3. Empathy 4. Restorative 5. Adaptability



FREE

John Carey

Co-Founder, Director

John Carey was born in Amsterdam Memorial Hospital on October 23, 1986. He has been an entrepreneur since childhood. In elementary school, he drew comics and sold them to classmates. In middle school he cut lawns. And In high school he did mechanic work, tree work, and installed car audio systems in classmates' cars after school. In 2005 John went to North Carolina State University to study electrical engineering. Before the school year ended he was recruited to work with The Southwestern Advantage Summer Sales and Leadership program. He worked with this organization for the next 8 years recruiting, training, and leading young people. He was a top salesperson and leader and became a District Sales Manager after 4 years. He transitioned to a Family Heritage Life Insurance Company of America, a Southwestern Sister Company from March 2013 until retiring in March 2016 to develop Ovanova. While at Family Heritage, John retained the same title and responsibilities he had while working with Southwestern. He was a salesperson and a leader of sales people. He built a business for 3 years part time while learning the solar industry and building Ovanova. His past 2 years have been invested creating the possibility of Ovanova. John is also a yoga Instructor and vegan chef for fun. According to the Gallup StrengthsFinder test, these are John's top five strengths: 1. Futuristic 2. Activator 3. Intellection 4. Responsibility 5. Command



Lester Crafton

Co-Founder, Director

Lester is originally a farm kid from Tennessee. Beginning his freshman year, he paid for college at UNC-Chapel Hill by selling books door-to-door during his summer breaks. He worked with the Southwestern Company for eighteen years and ended his career there as a Director of Sales. From the summer of 1996 until the end of the summer of 2014, he recruited, trained, mentored and led thousands of young people from campuses across the country in Southwestern's sales and leadership development program. After finishing up his career there, he joined Vision Solar as a Regional division leader where he learned first hand about the lead-gen challenges facing the solar industry and the industry's internal beliefs and practices which exacerbate this problem. After working with Vision from August-December of 2014, he was one of the founding members of Renew, from March 2015 until just before the time Renew's major solar partner, SunEdison, went bankrupt. After this experience, he and his partners started Ovanova in the fall of 2015. To see what people have thought about their experience working with him throughout the years, check out his linkedin referrals. According to the Gallup StrengthsFinder test, these are his top five strengths: 1. Strategic 2. Achiever 3. Connectedness 4. Ideation 5. Learner He also feels weird writing bios about himself in third person.

And the Rest of the Team



Sir Troy Parkins

Marketing Advisor

Troy Parkins grew up loving science. As a kid, playing with petri dishes, microscopes, Bunsen burners, & test tubes helped prepare him with the necessary skills to graduate from the University of California, Davis with a degree in Molecular Genetics. While at UC Davis, he took a life-changing job as the Science Reporter, at the California Aggie campus newspaper. He soon realized that translating science, & medical jargon into plain English that people could understand was his love, more so than extracting fruit fly DNA in the lab. Excited to hone his skills, he went to Stanford University & got a graduate degree in Journalism/Mass Communication. He was the Science Editor for the Stanford Daily, & wrote for the Peninsula Times Tribune. After Stanford, he traveled across the country to work as a Medical Writer for the National Institutes of Health (NIH). There he met "rock star researchers," & wrote about cutting edge cancer & neurological research. Troy then took another life-changing job. He joined a small company named America Online, to start up their Health Channel. This was his start into the digital world, & he has been addicted ever since. He had various positions in his 12+ years at AOL; running Content, Technology, & Operations Departments. Troy got to do things from overseeing Fantasy Baseball sports content to chasing hackers. Post AOL, Troy again changed directions, & took another life-changing job. He wanted to open a 'brick-&-mortar' business, so he opened 3 small donut/coffee shops in the Northern Virginia area. His shops made custom-made-to-order donuts. After getting tired of working 21 hours a day, Troy decided to go into the emerging field of Social Media, then returned to NIH to lead up how they could go from the 19th Century (mailing brochures) to the 21st Century (posting them online, & promoting via Social Media). He helped with digital & Social Media strategies. Then another life-changing opportunity knocked on Troy's door. He joined a TV media company, Barrington Broadcasting, to work with TV stations on their digital presence, both on the sales & content sides. Troy worked directly with newsroom staff to produce compelling content/Social Media presence, & sales executives pitching digital solutions to merchants. Troy worked with digital sales teams to increase digital revenue, & newsroom to increase page views & engagement. In 2013, he got the opportunity to deliver a presentation at Social Media Week in Chicago on a concept called Content 2.0, which was used to increase station digital & social media presence. In 2014, Troy joined Supplemental Oxygen Digital, as a co-founder, to provide digital solutions for

media companies & SMBs. He is excited to bring all his previous experience to the table, & help small business owners. When not cracking the digital code, he can be found on the poker table, cracking tells & bluffs. As an avid traveler he has seen the Great Wall of China, the Taj Mahal, & the tallest Paul Bunyan statue. He has run with the bulls in Pamplona, & walked with the ducks in Memphis. He hopes one day to play golf on the Moon while drinking Tang.

Offering Summary

Maximum 107,000 shares of Ovanova common stock ($107,000)

Minimum 10,000 shares of Ovanova common stock ($10,000)

Company	Ovanova, Inc.
Corporate Address	5822 Waring Ave, Hollywood, California 90038
Description of Business	We provide lead generation for the solar industry. We believe it's a first of its kind concept designed to redirect billions of dollars in solar marketing to organizations people love to support. A catalyst for the solar movement.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$25

Irregular Use of Proceeds

The Company does not anticipate incurring any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

VIDEO TRANSCRIPT (Exhibit D)

One thing that connects us all is energy.

And the most abundant source of energy is the Sun.

The Sun comes up every day.

And we created ovanova to share it with the world.

We are a free service which connects homeowners who support community organizations with solar education companies.

We designed our service with your experience in mind.

So our solar education partners agree to the following five things before we connect you to one of them.

One: Educate you (the homeowner) online and over the phone--with no in home visits.

Two: Give a donation ($100) to an organization you care about when you receive a proposal--even if you choose not to go solar.

Three: Search a local network of installers and return your top three offers---saving you time and thousands of dollars.

Four: Give an additional donation ($500) to the organization you support upon going solar.

Five: Always protect your personal information and never resell it.

We invite you to explore solar and support your community.

Ovanova--because we love you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.